SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 1)(1)


                                Sinoenergy Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    82935B103
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Jeffrey L. Feinberg
                        c/o JLF Asset Management, L.L.C.
                         2775 Via de la Valle, Suite 204
                                Del Mar, CA 92014
                                 (858) 259-3400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 April 10, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    82935B103
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Jeffrey L. Feinberg

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [X]


3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     4,877,600

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     4,877,600

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,877,600

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.57%

14.  TYPE OF REPORTING PERSON*

     IN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.    82935B103
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     JLF Asset Management, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [X]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     4,877,600

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     4,877,600

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,877,600

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.57%

14.  TYPE OF REPORTING PERSON*

     OO



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.    82935B103
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     JLF Partners I, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [X]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     2,142,505

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     2,142,505

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,142,505

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.28%

14.  TYPE OF REPORTING PERSON*

     PN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.    82935B103
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     JLF Offshore Fund, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [X]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     2,583,281

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     2,583,281

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,583,281

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.78%

14.  TYPE OF REPORTING PERSON*

     CO



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   82935B103
          ---------------------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

     The name of the issuer is Sinoenergy Corp., a Nevada corporation (the "Issuer"). The address of the Issuer's offices is 234-5149 Country Hills Blvd. NW, Suite 429, Calgary, Alberta T3A 5K8. This Amendment No. 1 to Schedule 13D (the "Amendment") relates to the Issuer's Common Stock, par value $0.001 per share (the "Shares").

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a) This Amendment is being filed to report material changes in the beneficial ownership of Shares of (i) Jeffrey L. Feinberg, a United States citizen; (ii) JLF Asset Management, L.L.C., a Delaware limited liability company ("JLFAM"); (iii) JLF Partners I, L.P., a Delaware limited partnership ("JLF1"); and (iv) JLF Offshore Fund, Ltd., a Cayman Islands company
("JLFOS")(collectively, the "Reporting Persons"). These material changes resulted from (i) purchases and sales of Shares by JLF1, JLFOS and JLF Partners II, L.P., a Delaware limited partnership ("JLF2"), to which JLFAM serves as investment adviser, and (ii) changes in the number of Shares outstanding as reported by the Issuer in its Form 10-QSB filed on May 21, 2007.

     (b) The principal business address for JLFAM is 2775 Via de la Valle, Suite 204, Del Mar, CA 92014, United States of America. The principal business address for Jeffrey L. Feinberg and JLF1 is c/o JLF Asset Management, L.L.C., 2775 Via de la Valle, Suite 204, Del Mar, CA 92014, United States of America. The principal business address for JLFOS is c/o Goldman Sachs (Cayman) Trust Limited, P.O. Box 896, Harbour Centre, 2nd Floor, North Church Street, Grand Cayman, Cayman Islands, British West Indies.

     (c) Mr. Feinberg is the managing member of JLFAM, an investment  management
firm  that  serves  as  the   investment   adviser  to  JLF1,   JLF2  and  JLFOS
(collectively, the "Funds").

     (d) Jeffrey L. Feinberg has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

     As of the date hereof, Mr. Feinberg and JLFAM each may be deemed to beneficially own 4,877,600 Shares, consisting of 2,142,505 Shares held by JLF1, 151,814 Shares held by JLF2 and 2,583,281 Shares held by JLFOS.

     As of the date hereof, JLF1 may be deemed to beneficially own 2,142,505 Shares.

     As of the date  hereof,  JLF2 may be deemed  to  beneficially  own  151,814
Shares.

     As of the date hereof, JLFOS may be deemed to beneficially own 2,583,281 Shares.

     The funds for the purchase of the Shares came from the working capital of the Funds managed by JLFAM, over which Mr. Feinberg, through his role at JLFAM, exercises investment discretion. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business. The total cost for the Shares beneficially owned by the Reporting Persons is $9,024,722.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

     The Shares held by the Reporting Persons were acquired for, and are being held for, investment purposes only. The acquisitions of the Shares were made in the ordinary course of the Reporting Persons' business or investment activities, as the case may be.

     The Reporting Persons have no plans or proposals which would relate to or would result in: (a) the acquisition of additional securities of the Issuer or the disposition of presently-owned securities of the Issuer; (b) any extraordinary corporate transaction involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) any change in the present Board of Directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any material change in the operating policies or corporate structure of the Issuer; (g) any change in the Issuer's charter or by-laws; (h) the Shares of the Issuer ceasing to be authorized to be quoted in the over-the-counter security markets; or (i) causing the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934. The Reporting Persons, however, reserve the right, at a later date, to effect one or more of such changes or transactions in the number of shares they may be deemed to beneficially own.

--------------------------------------------------------------------------------

Item 5.  Interest in Securities of the Issuer.

(a-e) As of the date hereof, (i) each of Mr. Feinberg and JLFAM may be deemed to be the beneficial owner of 4,877,600 Shares or 16.57% of the Shares of the Issuer and (ii) JLF1 may be deemed to be the beneficial owner of 2,142,505 Shares or 7.28% of the Issuer and (iii) JLFOS may be deemed to be the beneficial owner of 2,583,281 Shares or 8.78% of the Issuer, based upon the 29,435,684 Shares outstanding as of May 16, 2007, according to the Form 10-QSB filed by the Issuer on May 21, 2007.

Each of Mr. Feinberg and JLFAM has the shared power to vote or direct the vote of 4,877,600 Shares to which this filing relates, while JLF1 has the shared power to vote or direct the vote of 2,142,505 Shares to which this filing relates, and JLFOS has the shared power to vote or direct the vote of 2,583,281 Shares to which this filing relates. No Reporting Person has the sole power to vote or direct the vote of any of the Shares to which this filing relates.

Each of Mr. Feinberg and JLFAM has the shared power to dispose of or direct the disposition of 4,877,600 Shares to which this filing relates, while JLF1 has the shared power to dispose of or direct the disposition of 2,142,505 Shares to which this filing relates, and JLFOS has the shared power to dispose of or direct the disposition of 2,583,281 Shares to which this filing relates. No Reporting Person has the sole power to dispose of or direct the disposition of any of the Shares to which this filing relates.

Transactions effected since the filing of the Schedule 13D by the Reporting Persons on March 6, 2007 are listed in Exhibit B to this Amendment No. 1 to
Schedule 13D.

The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Persons do not have any contract, arrangement, understanding, or relationship with any person with respect to the Shares.
--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

         Exhibit A - Joint Filing Agreement
         Exhibit B - Transactions since Schedule 13D was filed on March 6, 2007
--------------------------------------------------------------------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 20, 2007
-----------------------
(Date)

                                           /s/ Jeffrey L. Feinberg*
                                           ---------------------------------
                                           Jeffrey L. Feinberg

                                           JLF Asset Management, L.L.C.*

                                           By: /s/ Jeffrey L. Feinberg
                                               ----------------------------
                                           Name: Jeffrey L. Feinberg
                                           Title: Managing Member

                                           JLF Partners I, L.P.*
                                           By: JLF Asset Management, L.L.C.,
                                           its management company

                                           By: /s/ Jeffrey L. Feinberg
                                               -----------------------------
                                           Name: Jeffrey L. Feinberg
                                           Title: Managing Member

                                           JLF Offshore Fund, Ltd.*
                                           By: JLF Asset Management, L.L.C.,
                                           its investment manager

                                           By: /s/ Jeffrey L. Feinberg
                                               -----------------------------
                                           Name: Jeffrey L. Feinberg
                                           Title: Managing Member


* The Reporting Persons disclaim beneficial ownership of the securities reported herein except to the extent of their pecuniary interest therein.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                    EXHIBIT A
                                    ---------

                             JOINT FILING AGREEMENT

         The undersigned agree that this Amendment No. 1 to Schedule 13D dated July 20, 2007 relating to the Common Shares, par value $0.001 per share, of Sinoenergy Corp. shall be filed on behalf of the undersigned.


                                           /s/ Jeffrey L. Feinberg
                                           ---------------------------------
                                           Jeffrey L. Feinberg

                                           JLF Asset Management, L.L.C.

                                           By: /s/ Jeffrey L. Feinberg
                                               ----------------------------
                                           Name: Jeffrey L. Feinberg
                                           Title: Managing Member

                                           JLF Partners I, L.P.
                                           By: JLF Asset Management, L.L.C.,
                                           its management company

                                           By: /s/ Jeffrey L. Feinberg
                                               -----------------------------
                                           Name: Jeffrey L. Feinberg
                                           Title: Managing Member

                                           JLF Offshore Fund, Ltd.
                                           By: JLF Asset Management, L.L.C.,
                                           its investment manager

                                           By: /s/ Jeffrey L. Feinberg
                                               -----------------------------
                                           Name: Jeffrey L. Feinberg
                                           Title: Managing Member

July 20, 2007

                                    EXHIBIT B
                                    ---------

           TRANSACTIONS SINCE SCHEDULE 13D WAS FILED ON MARCH 6, 2007

                           JLF Partners I, L.P.
                           --------------------

Date                           Number of Shares              Price
                               Purchased/(Sold)

3/14/2007                      4,330                         $2.03
4/27/2007                      438,192                       $2.45
5/23/2007                      (3,250)                       $2.67


                           JLF Partners II, L.P.
                           ---------------------

Date                           Number of Shares              Price
                               Purchased/(Sold)

3/14/2007                      308                           $2.03
4/27/2007                      31,002                        $2.45
5/23/2007                      (230)                         $2.67


                           JLF Offshore Fund, Ltd.
                           -----------------------

Date                           Number of Shares              Price
                               Purchased/(Sold)

3/14/2007                      5,362                         $2.03
4/27/2007                      530,806                       $2.45
5/23/2007                      (3,920)                       $2.67


SK 02717 0006 779846